FOLEY & LARDNER LLP ATTORNEYS AT LAW
100 NORTH TAMPA STREET, SUITE 2700
TAMPA, FLORIDA 33602-5810
P.O. BOX 3391
TAMPA, FLORIDA 33601-3391
813.229.2300 TEL
813.221.4210 FAX
December 15, 2004	www.foley.com WRITER’S DIRECT LINE
813.225.4177
ctlong@foley.com Email

CLIENT/MATTER NUMBER
999450-0101

Tim Buchmiller

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street NW

Washington, D.C. 20549

Re:	Veri-Tek International, Corp.

Amendment No. 4 to Registration Statement on Form S-1

File Number 333-118830

Dear Mr. Buchmiller:

On behalf of Veri-Tek International, Corp. (the “Company”), we are transmitting herewith Amendment No. 4 to the Form S-1 Registration Statement that was filed by the Company on December 15, 2004 (“Amendment No. 3”). Enclosed with the hard copy of this letter are two blacklined copies of Amendment No. 4 showing the changes that were made from Amendment No. 3 to the Company’s Form S-1 Registration Statement.

The following are the Company’s responses to the Commission’s letter of December 9, 2004, containing the Commission’s comments regarding Amendment No. 3. For your convenience, the text of each Commission comment is set forth below, and the Company’s response follows each comment.

General

1.	We note that in some places in your prospectus you indicate that the number of shares outstanding after the offering will be 6,695,900, and in other places 6,695,000, and that in some places you indicate that your subordinated debt will be converted into 1,195,900 shares of common stock, and in other places 1,195,000 shares of common stock. Please review your prospectus to ensure that you use the correct numbers consistently throughout your entire prospectus and review the numbers that you have presented in your “Principal Shareholders” table to also ensure that those numbers are correct.

Response: The Company has revised the prospectus to address this comment.

December 7, 2004

Prospectus Summary

Additional Considerations – Pages 2 to 3

2.	Please indicate that your new credit facility requires that you use the net proceeds of your offering to repay the outstanding balance under that facility.

Response: The Company has revised the prospectus summary to address this comment.

Use of Proceeds - Page 22

3.	We note your added disclosure in response to our prior comment 8 that you used “revenues” to reduce the outstanding balance under your credit facility. We also note that under “Revolving Credit Facility” on page F-21 you indicated that the line was reduced from “operating cash flow.” Please conform your disclosure in your “Use of Proceeds” section to your later disclosure on page F-21.

Response: The Company has revised the “Use of Proceeds” section of its prospectus to address this comment.

4.	Please clarify in your third paragraph that you will use the borrowing capacity under your new credit facility together with the net proceeds available from your offering which remain after you have paid off the outstanding balance under that facility to implement your intended business plan.

Response: The Company has revised the “Use of Proceeds” section of its prospectus to address this comment.

Dilution	– Pages 25 to 26

5.	Expand the footnote at the bottom of the page to clarify that even though the data in the table is presented on a pro forma, as adjusted, basis at September 30, 2004, the actual number of shares that will be issued upon conversion of the subordinated debt will be 1,195,900 shares.

Response: The Company has revised the “Dilution” section of its prospectus to address this comment.

December 7, 2004

Management’s Discussion and Analysis…

Critical Accounting Policies and Estimates

Patents – Page 38

6.	Please revise your discussion to quantify the weighted average cost of capital used in your calculation and also the estimated useful lives of the asset used in the calculation.

Response: The Company has revised the “Management’s Discussion and Analysis…” section of its prospectus to address this comment.

Directed Share Program

7.	We note from your responses to comments 15 and 16 that the registrant has abandoned the directed share program and that no sales will be made pursuant to it. Based solely on this fact, we do not plan to comment further on this issue. Please do not construe this comment to mean that we agree with your legal analysis in the responses.

Response: The Company duly notes and acknowledges this comment.

Note A. Basis of Presentation

Patents – Page F-10

8.	Please revise to provide the estimated amortization expense of intangible assets for each of the next five years. Refer to paragraph 45(a)(3) of SFAS 142.

Response: The Company has revised Note A to its financial statements to address this comment.

Note B. Acquisition of JCJ International, Inc. – Page F-12

9.	We see your response to prior comment 18. We see you are using an estimated useful life of 17 years which represents the contractual life of the patents.

a.	Since US patents usually have a life of 17 years and your discussion appears to indicate that the patents existed prior to the acquisition date, please tell us the remaining contractual life of the patents at the date of the acquisition.

b.	If other than 17 years, explain why you believe it is appropriate for the amortization period of an intangible asset to exceed the remaining contractual life.

c.	Otherwise, please revise the financial statements to correctly reflect the remaining contractual life of the patents as the estimated useful lives.

Response:

(a)	The remaining useful life of the asset is 16.3 years. This change increases the amortization by approximately $11,863 annually.

(b)	The Company has revised the useful life to 16.3 years.

(c)	As discussed with the SEC staff, neither the Company nor its auditors believe that the financial impact of this change in useful life is material (additional amortization of $1,977 for the period ended December 31, 2003 and $8,897 for the three quarters ended September 30, 2004), and therefore, the Company has not revised its financial statements. The Company will make entries in its fourth quarter of 2004 to catch up the amortization for 2003 and 2004.

December 7, 2004

Please do not hesitate to contact the undersigned at (813) 225-4177 if you have any questions or comments regarding the foregoing responses or the Registration Statement.

Very truly yours,

/s/ Carolyn T. Long
Carolyn T. Long

Enclosures

4